Mail Stop 3561

March 28, 2008

Eric Montandon, Chief Executive Officer
WWA Group, Inc.
2465 West 12th Street, Suite 2
Tempe, AZ 85281

    Re: **WWA Group, Inc.**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed March 6, 2008
        File No. 333-148327

Dear Mr. Montandon:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Facing Page

1. We note that you have revised your registration statement to reflect that it has been filed on Form S-1, as opposed to Form SB-2. Please also include the boxes on the bottom of the cover page and check the smaller reporting company box, as applicable.

Executive Compensation, page 50

2. Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2007. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to "Interpretive Responses Regarding Particular Situations" Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations.

Financial Statements, page 51

3. Please revise to include the financial statements for the year ended December 31, 2007. See Rule 8-08 of Regulation S-X.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ruairidh Campbell, Esq.